

Mail Stop 4565

January 18, 2017

Mark R. Baker
Chief Executive Officer
Progenics Pharmaceuticals, Inc.
One World Trade Center
New York, New York 10007

     Re: Progenics Pharmaceuticals, Inc.
            Registration Statement on Form S-3
            Filed January 6, 2017
            File No. 333-215454

Dear Mr. Baker:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Johnny Gharib at (202) 551-3170 with any questions.

          Sincerely,

          /s/ Joseph McCann for

          Suzanne Hayes
          Assistant Director
          Office of Healthcare and Insurance

cc: Via E-mail
       Tobias L. Knapp, Esq.
       O'Melveny & Myers LLP